

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03029136

06.08.2003

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the financial report for the 2. Quarter and First Half-Year 2003 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46



For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	Andrew Schmitt, Tel. +49 9132 81 2612
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, July 31, 2003 – PUMA AG announces its consolidated financial results for the 2nd Quarter and First Half-Year 2003

Highlights Q2

- Consolidated sales up 46% due to strong growth in all regions and product segments. Apparel achieves record growth of 63%.
- Gross profit margin reaches new record level of 49%.
- Again EBT more than doubles; increasing 129% to €55 million.
- Earnings per share reach €2.34 versus €1.07 last year.

Highlights H1

- Consolidated sales climb to €644 million; an increase of 47% or currency adjusted 57%. US Sales, in dollar terms, increase 41%.
- Gross profit margin improves to 48%.
- EBT at €127 million, already exceeding full year 2002's record level.
- Earnings per share jump from €2.50 to €5.42.

Outlook

- Order backlog 41% above last year, currency adjusted 48%.
- Consolidated sales of approximately €1.2 billion and branded sales of almost €1.6 billion targeted for 2003.
- Management increases profit expectation for FY 2003.

Income Statement Review

Strong growth continues: Consolidated sales increased during Q2 by 46.1% from €205,9 million to €300.9 million. On a currency neutral basis, sales were up 56.8%. Apparel recorded the strongest growth in percentage terms, increasing 63.4% to €78.1 million. Footwear grew 41.2% to €202.1 million and accessories increased 37.7% to €20.7 million. Due to the takeover of Japan, effective April 1, 2003 the Japanese footwear and accessories business was consolidated for the first time in Q2. Without effects of the first-time consolidation, organic growth of 31,5% or 42,2% currency adjusted was realized.

In the first half of 2003 sales jumped 46.8% from €438.7 million to €644 million. On a currency neutral basis, sales were up 57%. This growth reflects a significant double-digit increase in all regions and product segments. Before first-time consolidation, growth in the first half-year reached 39.9% or currency adjusted 50.1%.



In terms of product segments, apparel, as expected, experienced the fastest growth during the first half of the year. Total apparel sales increased 51.2% to €158 million. Footwear increased 48.3% to €451.4 million. Accessories increased 16.2% and reached €34.6 million.

Strong growth in all regions: In Europe, Q2 sales increased 40.1% to €187.5 million and in the first half of this year 51% to €442.8 million. In the first half of 2003 all countries in this region showed a significant double-digit increase. Europe comprised almost 70% of group sales.

Within the Americas, the positive development in the US continued. Sales in US Dollars increased 37.7% in Q2 and 40.7% in the first half-year. In Euro terms, the Americas increased 16.9% to €65.8 million in the quarter and 18.1% to €132.5 million in the first half-year. On a currency neutral basis, sales increased 41.7% and 44.6% respectively.

In the Asia/Pacific Rim Region sales in Q2 were influenced by the first-time consolidation of Japan and increased from €10.3 million to €41.0 million. Without Japan, sales increased 4%. Sales in the first half-year reached €53.6 million versus €23.8 million last year. Adjusted for the Japan effect, sales in the region declined 1.3% but on a currency adjusted basis increased approximately 8%.

Sales in the Africa/Middle East region improved 22.1% to €6.6 million in Q2 or 59.9% to €15.2 million in the first half-year.

Very positive development of worldwide brand sales: Worldwide branded sales, which consist of consolidated and licensed sales, increased in the first six months of 2003 by 28.2% from €652.7 million to €837 million. Currency adjusted, worldwide branded sales increased 37%.

Gross profit margin at record level: PUMA's gross profit margin reached a new record in Q2 of 48.8%, climbing significantly above Q1's margin of 47.2%. In addition, the Q2 margin improved 560 basis from the previous year's level. The footwear margin in this period increased from 43.8% to 49.4%. Apparel gross profit margin jumped from 41.3% to 47.9% and accessories climbed to 45.4% from 43.9% the previous year.

The margin in the first six months of 2003 improved from 43% to 48%. Per product category margins were as follows: footwear 48.6% (vs. 43.4% last year), apparel 46.6% (vs. 41.2% last year) and accessories 45.7% (vs. 45.9% last year).

Royalty and commission income regressed due to first-time consolidation: Royalty and commission income declined in Q2 from €11.3 million to €8.2 million due to the first-time consolidation of PUMA Japan. Despite this, royalty and commission income reached €21.2 million during the first half of 2003 and remains at last year's level. Before effects of the first-time consolidation, this equals an increase of 19.3%.

Further improvement of cost structure: In Q2, expenses as a percentage of sales were reduced from 35.4% to 31.9%. In the first half-year €196 million (vs. €146.2 million last year) were spent on total SG&A. As a percentage of sales this marked a reduction from 33.3% to 30.4%.



Investments in marketing and retail totaled €83.1 million or 12.9% compared to €60.3 million or 13.8% in the previous year. In absolute amounts, this marks an increase in brand-building investments of €22.8 million over the first six months. Expenses for product development and design increased by 32.2% to €15.3 million. As a percentage of sales, R&D expenses declined from 2.6% to 2.4%. Other selling, general and administrative expenses were further reduced from 16.9% to 15.2% of sales.

Depreciation and amortization increased by 16.4% to €6.8 million in the first half-year, with amortization accounting for €0.8 million.

EBT more than doubled: EBT more than doubled in Q2, increasing 129.4% to €55.4 million versus €24.1 million the previous year. Year-to-date, EBT improved 122.9% from €57.2 million to €127.5 million and already exceeded 2002's record level in just six months. Gross return significantly improved from 13% to 19.8%. The tax rate was 33.2% in Q2 and 32.5% for the first half-year.

For the first half of 2003 Earnings per share jumped from €2.50 to €5.42
In Q2, consolidated net income rose 123.7% to €37 million. Earnings per share reached €2.34 compared with €1.07 last year. In the first half-year net income of €85.8 million (vs. €38.6 million last year) was achieved. Earnings per share jumped from €2.50 to €5.42 or €5.28 diluted.

Balance Sheet Review

Equity ratio improved: The equity ratio improved from 43.9% to 48.6% as of June 30, 2003, despite an overall increase in total assets. Inventories increased 36.6% to €199.6 million and were in line with order backlog which increased 40.5%. The majority of the orders are for the second half of 2003. Trade receivables grew 28% to €254.3 million, significantly below the sales increase in Q2 (+46.1%).

Net cash totaled €48.7 million at the end of June 2003 versus net bank debts of €16.8 million last year. In December 2002 net cash reached €94,3 million. During the first six months of 2003 cash flow was affected by several events: the Japan acquisition costs comprised €30.3 million for the purchase and €12 million for additional working capital. In addition, taxes were paid for the current (€21.1 million), as well as for last year (€23 million), totaling €44.1 million (vs. €7.9 million last year).

Overall free cashflow improved from -€7.5 million to -€4.1 million, excluding acquisition cost of the Japanese subsidiary. Adjusted for the additional working capital needed for Japan (€12 million) as well as the higher tax payments compared with last year (€36.2 million), the comparable free cashflow is €44.1 million (vs. -€7.5 million last year).

Future Orders

Future orders up by 40.5%: Future orders increased 40.5% from €422.4 million to €593.4 million as of June 30, 2003. Currency adjusted orders increased 47.6%. Excluding Japan orders were up by 28.3% or 35.4% currency adjusted.



By product segment, footwear increased 36.8% to €417.3 million, apparel 51% to €148.9 million and accessories 44.8% to €27.2 million. On a regional basis, the order situation is as follows: Europe increased 29.1% to €417.9 million and the Americas 30.8% to €95.1 million or a remarkable 60.2% currency adjusted. Future orders in the USA increased in US Dollar terms by 54.8%. Africa/Middle East was up 12.9% to €13.2 million. Due to the take-over in Japan, the Asia/Pacific rim region showed the strongest growth and increased 372.5% from €14.2 million to €67.1 million. Excluding Japan, orders increased 8.9% or currency adjusted 18.6% in this region.

Outlook

Management increases profit expectation for FY 2003:
Management confirms growth expectations of above 30% for 2003. We now anticipate that the US Dollar's impact on the top line for the full year will increase from a previously reported 5% to 10%. Hence, currency adjusted sales should exceed growth of 40%. For 2003 consolidated sales of approximately €1.2 billion and worldwide branded sales of almost €1.6 billion are targeted. As a result of the high gross profit margin already achieved this year, expectations for gross margin in 2003 have been raised from 45% to 47%. SG&A expenses are expected to increase at a slower rate than sales, thereby resulting in a further improvement to the projected level of 32% of sales.

As a result, management increases its profit expectations for the year. Pre-tax profit should now surpass the €200 million hurdle for the first time and gross return should reach between 17% and 18% of sales. Earnings per share are expected to increase more than 60% instead of the 50% previously stated. The overall tax rate is expected to be between 33% and 34%.

Jochen Zeitz, CEO: "While we are pleased with our results, we are committed to the constant improvement of our product offerings and strict adherence to our brand strategy. We remain focused on leveraging our positive momentum in order to make PUMA the most desirable sportlifestyle brand."

The complete quarterly report and other financial information are available on the Internet at "puma.com".

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries.
For further information please visit www.puma.com

PUMA®

Income Statements

	Q2/2003 € Mio.	Q2/2002 € Mio.	Devi-ation	1-6/2003 € Mio.	1-6/2002 € Mio.	Devi-ation
Net sales	**300,9**	**205,9**	46,1%	**644,0**	**438,7**	46,8%
Cost of sales	-154,1	-116,8	31,9%	-335,1	-249,9	34,1%
Gross profit	**146,8**	**89,0**	64,8%	**308,9**	**188,8**	63,6%
- in % of net sales	48,8%	43,2%		48,0%	43,0%	
Royalty and commission income	8,2	11,3	-27,6%	21,2	21,3	0,0%
	155,0	100,4	54,4%	330,1	210,1	57,2%
Selling, general and administrative expenses	-96,0	-72,9	31,8%	-196,0	-146,2	34,1%
EBITDA	**59,0**	**27,5**	114,4%	**134,1**	**63,9**	110,0%
Depreciation and amortisation	-3,6	-3,0	18,4%	-6,8	-5,8	16,4%
EBIT	**55,4**	**24,5**	126,3%	**127,3**	**58,0**	119,4%
- in % of net sales	18,4%	11,9%		19,8%	13,2%	
Interest result	0,0	-0,3		0,2	-0,8	
EBT	**55,4**	**24,1**	129,4%	**127,5**	**57,2**	122,9%
- in % of net sales	18,4%	11,7%		19,8%	13,0%	
Income taxes	-18,4	-8,0	130,5%	-41,4	-18,9	119,5%
- Tax ratio	33,2%	33,0%		32,5%	33,0%	
Minorities	-0,0	0,4		-0,2	0,3	
Net earnings after minorities	**37,0**	**16,5**	123,7%	**85,8**	**38,6**	122,4%
Net earnings per share (€)	**2,34**	**1,07**	118,7%	**5,42**	**2,50**	116,7%
Net earnings per share (€) - diluted	**2,26**	**1,04**	117,3%	**5,28**	**2,44**	116,5%
Weighted average shares outstanding				15,846	15,442	
Weighted average shares outstanding - diluted				16,260	15,835	

Balance Sheet

	June 30, 2003 € Mio.	June 30, 2002 € Mio.	Devi-ation	Dec. 31, 2002 € Mio.
ASSETS				
Cash	79,3	38,7	105,0%	113,6
Inventories	199,6	146,2	36,6%	167,9
Receivables and other current assets	254,3	198,6	28,0%	143,9
Total current assets	**533,2**	**383,4**	39,1%	**425,4**
Deferred income taxes	**32,1**	**16,5**	94,4%	**23,8**
Property and equipment, net	**60,2**	**52,0**	15,7%	**56,8**
Goodwill and other long-term assets	**33,5**	**21,1**	58,9%	**19,8**
	659,0	**473,1**	39,3%	**525,8**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	30,6	55,5	-44,8%	19,3
Accounts payable	135,3	98,7	37,1%	117,9
Other current liabilities	57,2	37,2	53,5%	47,2
Total liabilities	**223,1**	**191,4**	16,6%	**184,4**
Pension accruals	**18,4**	**17,9**	2,9%	**17,9**
Tax accruals	**32,2**	**13,9**	132,0%	**25,8**
Other accruals	**64,5**	**41,1**	56,9%	**45,1**
Long-term liabilities interest bearing	**0,1**	**0,6**	-90,6%	**0,1**
Minority interest	**0,7**	**0,4**	89,1%	**0,4**
Total shareholders' equity	**320,0**	**207,8**	54,0%	**252,2**
	659,0	473,1	39,3%	525,8